Exhibit 99.3

ATHEROS COMMUNICATIONS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear [Insert Name]:

As you know, on December [—], 2009 (the “Closing Date”) Atheros Communications, Inc. (“Atheros”) acquired Intellon Corporation, (the “Merger”) pursuant to the Agreement and Plan of Merger by and among Atheros Communications, Inc., Intellon Corporation, Iceman Acquisition One Corporation, and Iceman Acquisition Two LLC dated as of September 8, 2009 (the “Merger Agreement”). At the Effective Time, you held one or more outstanding options, vested or unvested, to purchase the common stock of Intellon Corporation granted to you under the Intellon Corporation Third Amended and Restated 2000 Employee Incentive Plan (the “2000 Plan”) and/or the Intellon Corporation 2007 Equity Incentive Plan (the “2007 Plan”) (which the 2007 Plan, together with the 2000 Plan are hereinafter referred to as the “Plans”). Pursuant to the Merger Agreement, at the Effective Time, Atheros assumed all obligations of Intellon Corporation under the outstanding option(s), whether or not then vested or exercisable, issued under the Plans and held by optionees who were employees or consultants of Intellon Corporation immediately prior to the Effective Time. This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Atheros’ assumption of your outstanding option(s) to purchase Intellon common stock granted to you under the Plan(s) (the “Intellon Option(s)”), and documented by a stock option agreement(s), including any amendment(s) thereof, entered into by and between you and Intellon Corporation (collectively, the “Option Agreement(s)”), including the necessary adjustments for assumption of the Intellon Option(s) that are required by the Merger.

The table below summarizes your Intellon Option(s) immediately before and after the Merger:

Grant Details

Optionee Name	[Optionee Name]

Grant Date	[Grant Date]

Type of Option	[ISO/NSO]

Grant Number	[Grant Number]

Number of Atheros Option Shares	[Shares Granted]

Exercise Price Per Atheros Share	[$ . ]

Original Number of Intellon Option Shares	[Pre-Merger Shares]

Original Exercise Price Per Intellon Share	[Pre-Merger Exercise Price]

Vesting Commencement Date	[Vest Start Date]

Expiration Date	[Expiration Date]

Pursuant to the Merger Agreement and the Plans, your outstanding Intellon Option(s) was assumed by Atheros as of the Effective Time and converted into an equivalent option to acquire that number of whole shares of Atheros common stock (“Atheros Option(s)”) equal to the product, determined by multiplying (i) the Option Exchange Ratio (as defined in the Merger Agreement and specified below) by (ii) the number of shares of common stock that were issuable upon exercise of your outstanding Intellon Option(s) immediately prior to the Effective Time, and rounding the resulting product down to the next whole number of shares of Atheros common stock. The exercise price per share of your Atheros Option(s) was determined by (i) dividing the exercise price per share of common stock at which your outstanding Intellon Option(s) was exercisable immediately prior to the Effective Time by (ii) the Option Exchange Ratio, and rounding the resulting quotient up to the next whole cent. These post-Merger adjustments are based on an Option Exchange Ratio of [—] as determined in accordance with the terms of the Merger Agreement, and are intended to: (i) assure that the total spread of your Atheros Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Merger; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger.

Unless the context otherwise requires, any references in the Plan(s) and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Atheros, (ii) “Stock,” “Common Stock” or “Shares” means shares of Atheros common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Atheros and (iv) the “Committee” means the Board of Directors of Atheros or the Compensation Committee of the Board of Directors of Atheros.

Your Atheros Option(s) will continue to have, and be subject to, the same terms and conditions as were applicable to your Intellon Option(s) prior to the Merger (including any vesting provisions), except (1) the Atheros Option(s) will be exercisable for shares of Atheros common stock as described above, (2) the exercise price applicable to the Atheros Option(s) will be determined as described above, (3) all references to Intellon Corporation as the issuer of options in the Plan(s) and the Option Agreement(s) shall be deemed to be references to Atheros for all purposes related to the issuance of options, including option administration and (4) your vesting will not be interrupted or accelerated by reason of your termination of service with Intellon Corporation and commencement of service with Atheros in connection with the transactions contemplated by the Merger Agreement, except as otherwise provided in your employment agreement or individual option agreement. Upon termination of your service with Atheros or any present or future Atheros subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your Atheros Option(s) to the extent vested and outstanding at the time of termination after which time your Atheros Option(s) will expire and NOT be exercisable for Atheros common stock.

To exercise your Atheros Option(s), you must notify Atheros by completing a “Notice of Exercise of Stock Option” in a form approved by Atheros and filing it with the Human Resources Department of Atheros. Any notice of exercise must specify how many shares of Atheros common stock you wish to purchase and how such shares should be registered. The notice of exercise will be effective when it is received by Atheros.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Atheros or any present or future Atheros subsidiary’s right, which rights are expressly reserved, to terminate your service at any time for any reason. Future options, if any, you may receive from Atheros will be governed by the terms of the Atheros stock option plan under which such options are granted, and such terms may be different from the terms of your Atheros Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of service.

Until Atheros is in receipt of your understanding and acceptance of this Agreement [your Atheros Option account will not be activated] and your Atheros Option(s) will not be exercisable. If you have any questions regarding this Agreement or your Atheros Option(s), please contact [—] at [Insert phone number and/or e-mail address].

You may send your properly executed Agreement by using one of the following means:

Via Electronic Delivery:

Scan the completed and signed Agreement and email it to [—].

Via Regular Mail, or Overnight Courier:

Atheros Communications, Inc., Attn: [—], 5480 Great American Parkway, Santa Clara 95054.

ATHEROS COMMUNICATIONS, INC.

By:
[Insert Name]
[Insert Title]

ACKNOWLEDGMENT

By signing below, you accept and agree to be bound by the terms of this Agreement, as well as understanding and agreeing that all rights and liabilities with respect to the Intellon Option(s) listed on the table above are hereby assumed by Atheros and are as set forth in the Option Agreement(s) for such Atheros Option(s), the Plan(s) and this Stock Option Assumption Agreement. You acknowledge that you have reviewed the Plan(s), the Option Agreement(s) for such Atheros Option(s) and this Stock Option Assumption Agreement in their entirety and you fully understand all provisions of the Plan(s), Option Agreement(s) for such Atheros Option(s) and this Stock Option Assumption Agreement.

Optionee Signature
Optionee Name
Date

ATTACHMENT(S)

Exhibit A - Form S-8 Prospectus

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